FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
 Santiago, Chile
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on May 8th, 2013, regarding its financial results for the First Quarter of 2013.

Santiago, Chile, May 8th, 2013, Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of credit and non-credit products and services across all segments of the Chilean financial market, today announced its results for the first quarter 2013.

*Citi and the arc design in Trademark registered by Citigroup Inc.

Use under License.

1st Quarter 2013 – Banco de Chile Earnings Report

‘Maintaining a Leading Market Position’

HIGHLIGHTS

•                   Strong earnings-generating capacity. Despite low inflation, we reached net income of Ch$121 billion in the 1Q13 and maintained leadership in earnings with a market share of 32%* as of Mar-13.

•                   BCH as the top. Based on a solid business strategy, we ranked first in total loans with a 19.1%* market share as of Mar-13.

•                   Successful Capital Increase: On March 25, 2013 we completed the capital increase started in Oct.2012 and raised Ch$253 Bn. by placing all of the shares.

FINANCIAL OVERVIEW

Arturo Tagle (CEO): ‘We have started 2013 with positive results. Beyond a net income that amounted to Ch$121 billion and affirms our leadership in income-generating capacity, we attained significant achievements in this quarter. On the one hand we completed the capital increase undertaken by the end of 2012, which enabled us to raise gross proceeds of Ch$253 billion. As we have said, this capital enhancement will allow us to sustainably deal with our growth opportunities by maintaining the prudent approach that has characterized our way of doing business. On the other hand, the 1Q13 has not been a friendly quarter for local banks in terms of inflation. However, a well-defined business strategy has enabled us to overcome this scenario by focusing our growth on more profitable segments and keeping an upward trend in core operating revenues. Besides, this strategy allowed us to end the 1Q13 as market leader in total loans by holding a 19.1%* market share without deteriorating our risk-return relationship, which demonstrates that a comprehensive strategy is able to bring about profitable growth. That is our aim.’

Eduardo Ebensperger (Large Companies and Real Estate Division Manager): ‘Profitable growth is a strategic issue for the Bank and also for our Division. Consequently, in recent years we have strived to provide our customers with improved value offerings and tailored business solutions that - we think - are already bringing results. In effect, in the 1Q13 our division’s loan book grew 12% YoY, which is not only because of growth in traditional products but also due to the introduction and increasing importance of alternative business solutions. Thus, while our commercial credits increased by 16% YoY, our Factoring and Leasing related-credits went up by 16% and 10% YoY, respectively. We expect to continue on a growth path by taking advantage of the local investment rates and a positive business sentiment shown by large companies.’

Pedro Samhan (CFO): ‘2013 is plenty of challenges, particularly in operating efficiency matters. This has to do not only with cost control but also with developing and improving operating processes and procedures on an ongoing basis. Regarding cost control, we believe that we have made a lot of efforts in the past for building a cost culture, but we have also benefited from a growing business scale, well-thought branch network service models and wider value offerings, which has permitted us to generate economies of scale and scope that have translated into higher efficiencies and a cost-to-income ratio that improved from 46.0% in the 1Q12 to 44.9% in the 1Q13, in spite of an unfavorable inflationary environment. In terms of operating processes, we will continue to improve them in light of our customers’ needs and our commitment to quality.’

FINANCIAL SNAPSHOT

Selected Financial Data (1) (in millions of Ch$, except %)	1Q12	1Q13	YoY Chg.

Income Statement (Millions of Ch$)

Net financial income(2)	254,817	259,290	1.8%
Net Fees and Commissions	75,266	76,968	2.3%
Other operating income	7,637	7,892	3.3%
Total Operating Revenues	337,720	344,150	1.9%
Provisions for loan losses	(46,950)	(49,843)	6.2%
Operating expenses	(155,350)	(154,588)	(0.5)%
Net income (3)	121,161	121,470	0.3%

Earnings per Share

Net income per share (Ch$)	1.39	1.32	(5.2)%
Book value per share (Ch$)	20.32	23.32	14.8%
Shares Outstanding (Millions)	86,943	91,977	5.8%

Balance Sheet (Millions of Ch$)

Loans to customers	17,754,739	19,200,938	8.1%
Total assets	21,955,641	23,825,746	8.5%
Equity	1,766,587	2,145,082	21.4%

Profitability Ratios

Return on average assets (ROAA)	2.2%	2.1%	(13) bp
Return on average equity (ROAE)(4)	24.3%	20.3%	(409) bp
Net Financial Margin(5)	5.1%	4.8%	(32) bp
Efficiency ratio	46.0%	44.9%	(108) bp

Credit Quality Ratios

Total Past Due / Total Loans	1.1%	1.1%	(9) bp
Allowances / Total loans	2.2%	2.3%	+5 bp
Allowances / Total Past Due	1.95x	2.15x	0.20x
Provisions / Avg. Loans	1.1%	1.1%	(3) bp

Capital Adequacy Ratios

BIS Ratio (Regulatory Capital / RWA)	12.7%	13.5%	+74 bp
Tier I Ratio (Capital / RWA)	8.9%	10.1%	+122 bp

(1) See pages 9 to 12.

(2) Net interest income, foreign exchange transactions and net financial operating income.

(3) Net Income attributable to Bank’s owners (adjusted by minority interest).

(4) ROAE excludes provisions for minimum dividends.

(5) Net financial income divided by average interest earning assets.

*Excludes operations of subsidiaries abroad.

Business Environment:

Chilean Economy

•

The local economy displayed a tempered slowdown in the 1Q13, which is reflected by a 12-month period growth of 4.4% associated with both a weaker – though still solid – internal demand and an external scenario that remains feeble.

•

The Private Consumption and Investment maintain a solid trend, based on strong fundamentals such as an unemployment rate at historical lows (~6.0%), increasing real wages, positive business sentiment and peerless investment figures from mining and energy sectors.

•	As a consequence, in the recent months GDP growth forecast for 2013 has been revised up, reaching an average of 5.1% according to the last expectation survey conducted by the Central Bank.

•

Despite the dynamism demonstrated by the local economy, inflation (measured as CPI variation) remains below expectations by accumulating 1.5% and 0.7% in a 12-month period and YTD, respectively. These figures have been influenced by an exchange rate depreciation (US$/Ch$), lower inflation in foreign markets and the one-off effect (in January 2013) of the stamp tax reduction for banking transactions. According to market estimations, by the end of 2013 inflation should be around 3.0%.

•

As for monetary policy, the Central Bank has maintained a neutral bias in the 1Q13 and stuck the monetary policy interest rate at 5.0% in light of a stable local inflation and developed economies that continue to show signs of slow recovery, notwithstanding the efforts of monetary easing set by their authorities.

KEY FIGURES

GDP & Aggregate Demand

(12 months % change)

Inflation & Monetary Policy Rate

(12m % change and %)

Business Environment:

Local Banking Industry

•                Following the significant expansion of 3.6% in the 4Q12, total loans posted a 1.5% QoQ growth in the 1Q13, in line with the moderate slowdown in economic activity and stricter credit conditions.

•                On a YoY basis, industry’ loan growth has shown a downward trend since 2Q12, reaching an annual expansion of 11.2% in the 1Q13, which makes sense according to GDP growth.

•             By product, the industry’ loan growth comprised an 11.6% YoY rise in commercial loans, an 11.1% increase in consumer loans and a 10.4% YoY growth in residential mortgage loans. Whereas the former had to do with higher dynamism in borrowing from SMEs and Large Companies as a result of an improved business sentiment, the two latter still reflect the dynamism in private consumption that has been steered by higher real salaries.

•                In terms of net income, the industry posted an 11.6% YoY drop from Ch$430 billion in the 1Q12 to Ch$380 billion in the 1Q13. The annual shrink was caused by both greater operating expenses and higher loan loss provisions. As for the former, the industry’s operating expenses rose by 8.3% YoY, mainly due to a growing commercial activity that translated into greater personnel and administrative expenses. Regarding credit risk, the industry’s loan loss provisions grew 15.9% YoY, due to both a volume effect related to loan growth and a tempered deterioration in credit quality of consumer loans granted to individuals.

•                The above factors were partly offset by a 4.1% YoY rise in operating revenues, boosted by greater fee income and higher results from financial transactions that effectively offset the negative impact of lower UF variation on the industry’s UF-indexed net asset position.

•                Concerning profitability, lower net income and a reinforced capital base pushed the industry’s ROAE down by 378 bp YoY in the 1Q13.

KEY FIGURES

Industry’s Loan Nominal Growth*

(%)

* Excludes operations of subsidiaries abroad..

Industry’s Net Income & ROAE

(Billions of Ch$ and %)

Banco de Chile:

Net Income

Our net income maintained a solid track record in the 1Q13 by totaling Ch$121 billion, which is 0.3% above the figure posted a year earlier and enables us to remain at the top of the industry in terms of earnings with a 31.9%* market stake as of March 31, 2013. The performance in the 1Q13 vis-à-vis the 1Q12 was the result of the following positive forces:

•	A loan book that maintained a solid growth in combination with a prudent risk approach.
•	Demand deposits and current account balances that keep growing and support our market leading position in such liabilities.
•	A moderate increase in fees and commissions in the 1Q13 as compares to the 1Q12.
•	A YoY slight decrease in operating expenses, which is aligned with our efforts of cost control and operating efficiency.

These factors were partly offset by:

•	A lower inflation (measured as UF variation) in the vis-à-vis the 1Q12, which reduced the contribution of our UF net asset position.
•	Loan loss provisions that increased in the 1Q13, although at a lower rate than the expansion of our loan book.
•	A decrease in results from our investment portfolio.
•	Higher income tax due to the increase in the statutory tax rate.

The net income we recorded in the 1Q13 brought about a 20.3% ROAE, which is below the 24.3% achieved in the 1Q12. The drop in the 1Q13 had mainly to do with a 21.4% YoY rise in equity as a result of a Ch$253 bn. capital increase and annual earnings retention. However, our ROAE outperformed the average of 10.6% (Ex – BCH) attained by the industry.

KEY QUARTERLY FIGURES

(In billions of Ch$, except for %)

(1)   ROAE excludes provisions for minimum dividends

* Excludes operations of subsidiaries abroad.

Banco de Chile:

Operating Revenues

Despite a significantly lower UF variation, our operating revenues posted a 1.9% YoY increase in the 1Q13, which reflects a positive quarter in terms of lending (that supported an 8.6% YoY rise in interest earning assets), funding and cross-sell. Hence, the main factors that supported the annual rise in operating revenues were:

•

A loan book that maintained an upward trend by recording a 9.0% YoY rise in average loans, with special focus on more profitable segments. In this regard, the YoY loan expansion was fostered by retail banking average loans that grew 12.9% YoY, as compared to the 5.3% YoY increase in wholesale banking average loans.

•	An 8.8% YoY increase in the average balances of current accounts and demand deposits (net of clearance), which benefited the portion of assets financed with these non-interest bearing liabilities.
•

Net fees that went up 2.3% YoY, primarily steered by insurance brokerage and – into a lesser extent – by transactional services (credit cards, current accounts and cash management) that continued to effectively offset still weak performances from specialized services like mutual funds.

These factors were partly offset by:

•	A loan Lower contribution from our UF net asset position in the 1Q13 vis-à-vis the 1Q12, as a result of lower UF variation in the 1Q13 (0.13%) with respect to the 1Q12 (1.07%).
•	Lower results from the management of our investment portfolio due to the adverse effect of lower UF on the accrual of interests for UF indexed securities and unfavorable shifts in the CLP yield curve.

The above, particularly inflation, caused a 39 bp YoY drop in our NIM.

KEY QUARTERLY FIGURES

(In millions of Ch$, except for %)

Total Operating Revenues

(in millions of Ch$)	1Q12	1Q13	YoY Chg.
Net Interest Income	244,355	244,460	0.0%
Net Fees and Commissions	75,266	76,968	2.3%
Net Financial Operating Income	(1,779)	4,870	-
Foreign Exchange Transactions	12,241	9,960	(18.6)%
Other operating income	7,637	7,892	3.3%
Total Operating Revenues	337,720	344,150	1.9%

Net Financial Margin	5.10%	4.78%	(32) bp
Net Interest Margin	4.89%	4.50%	(39) bp

Banco de Chile:

Loan Loss Provisions

Our loan loss provisions totaled Ch$49.8 billion in the 1Q13, which represents a 6.2% YoY increment. The increase in loan loss provisions is in line – though below – the 9.2% annual expansion in our average loan book, demonstrating our efficiency in managing our credit risk. In more detail, the yearly rise in loan loss provisions relied on:

•                  A 10.5% YoY increase in loan loss provisions linked to our Retail Banking segment loans, which is in line with the 12.9% YoY rise in the segment’s average loans, especially in our Commercial (Personal and SMEs Banking) Division and its focus on payment channels that has translated into a 20.2% YoY increase in average loans related to credit cards usage.

•                  A net release of loan loss provisions in our Wholesale Banking segment of approximately Ch$2.2 billion in the 1Q13 that compares to the Ch$0.4 billion accounted for in the 1Q12. This net release is largely explained by a risk classification upgrade for a customer that improved its financial condition and settled part of its debt, causing an allowance release of Ch$8.6 billion in the 1Q13.

As for our credit quality indicators, we believe they have behaved in line with our commercial priorities. Actually, our coverage ratio improved 0.20x YoY, based on a prudent risk approach that enabled us to effectively overcome the tempered credit quality deterioration witnessed in the 1Q12 and reduce our past-due ratio from 1.15% in the 1Q12 to 1.06% in the 1Q13, which favorably compares to the  industry’ average of 2.49% (Ex – BCH and subsidiaries abroad). In part, this was the result of improved credit – assessment and enhanced collection procedures. In addition, our ratio of loan loss provisions to average loans was 1.05% in the 1Q13, a bit under the figure achieved in the 1Q12 and below the industry’s average of 1.43% (Ex – BCH) for the 1Q13, demonstrating the effectiveness of our credit risk approach

KEY QUARTERLY FIGURES

(In millions of Ch$, except for %)

Allowances & Provisions for Loan Losses

(in millions of Ch$)	1Q12	1Q13	YoY Chg.

Allowances for Loan Losses

Initial Allowances	384,490	427,435	11.2%
Charge-offs	(42,310)	(45,886)	8.5%
Provisions established, net	55,269	56,951	3.0%
Final Allowances	397,449	438,500	10.3%
Provisions for Loan Losses

Provisions Established	(55,269)	(56,951)	3.0%
Prov. Financial Guarantees	(638)	(1,750)	174.3%
Additional Provisions	0	0	-
Recoveries	8,957	8,858	(1.1)%
Provisions for Loan Losses	(46,950)	(49,843)	6.2%

Credit Quality Ratios	1Q12	1Q13	YoY Chg.

Allowances / Total loans	2.24%	2.28%	+5 bp
Allowances / Total Past Due	1.95x	2.15x	0.20x
Provisions / Avg. Loans	1.08%	1.05%	(3) bp
Charge-offs / Avg. Loans	0.97%	0.97%	+0 bp
Total Past Due / Total Loans	1.15%	1.06%	(9) bp
Recoveries / Avg. Loans	0.21%	0.19%	(2) bp

Banco de Chile:

Operating Expenses

In the 1Q13 our operating expenses amounted to Ch$154.6 billion, which entails a 0.5% YoY decrease when compared to the Ch$155.4 billion recorded a year earlier. We believe this trend affirms our commitment to operating efficiency and reflects the effectiveness of our cost control policies and the extent of the economies of scale and scope that we have developed over the recent years. Therefore, the slight YoY drop in expenses mainly relied on:

•                A YoY drop of 31.9% in other operating expenses, mainly due to contingency provisions of Ch$5.3 billion set in the 1Q12 and negligible related charges in the 1Q13.

This favorable impact was partially offset by:

•                Personnel expenses that rose 3.6% YoY, from Ch$75.2 billion in the 1Q12 to Ch$77.9 billion in the 1Q13, mainly as a result of a 3.3% increase in the headcount that has been especially related to our Retail Banking segment and an enlarged headcount for collection.

•                A 3.1% YoY rise in administrative expenses, from Ch$57.5 billion in the 1Q12 to Ch$59.3 billion in the 1Q13, which had partly to do with greater expenses related to collection activities, donations and other general expenses.

As a result, our efficiency improved 108 bp in the 1Q13 (44.9%) vis-à-vis the 1Q12 (46.0%). This Is especially noteworthy in a scenario of lower UF variation that caused a negative pressure on our operating revenues.

KEY QUARTERLY FIGURES

(In millions of Ch$, except for %)

Total Operating Expenses

(in millions of Ch$)	1Q12	1Q13	YoY Chg.
Personnel expenses	(75,204)	(77,932)	3.6%
Administrative expenses	(57,525)	(59,299)	3.1%
Depreciation and Amort.	(7,720)	(7,201)	(6.7)%
Impairments	0	(5)	-
Other Oper. Expenses	(14,901)	(10,151)	(31.9)%
Total Oper. Expenses	(155,350)	(154,588)	(0.5)%

Additional Information	1Q12	1Q13	YoY Chg.
Efficiency Ratios

Op. Exp. / Op. Rev.	46.0%	44.9%	(108) bp
Op. Exp. / Avg. Assets	2.8%	2.7%	(19) bp

Headcount & Branches

Headcount (#)	14,114	14,579	+465
Branches (#)	430	433	+3

Banco de Chile:

Loan Portfolio

Our loan portfolio maintains a growth path by recording an 8.1% YoY expansion and surpassing the barrier of Ch$19.0 trillion. Also, we have seen a recovery in QoQ growth rates, pulled by still significant growth in retail banking but also by an upturn in the wholesale segment that had evidenced a tempered slowdown towards the end of 2012. As a result, as of March 31, 2013 we ranked first in total loans with a 19.1%* market share, which was backed by:

•                Residential mortgage loans that continue to grow at two-digit annual rates. In the 1Q13 this lending family recorded a 13.9% YoY advance in balances, amounting to Ch$4.3 billion. We have strived to promote this product as we believe we have competitive advantages, especially in cost of funding, that enable us to offer a convenient solution for customers and non-customers. This approach has permitted us to gain significant market in the recent years. As of March 31, 2012 we were third-ranked in this product by holding a 17.4%* market share.

•                A still dynamic activity in consumer loans that translated into a quarter end balance of Ch$2.9 trillion in the 1Q13, which represents a 10.0% YoY increment. Our focus on increasing the penetration of the credit card market continues to be an important factor for this expansion by recording a 16.0% YoY growth in the 1Q13. Similarly, though in a lesser extent, installment loans maintain an attractive growth by posting a 9.0% YoY rise, following the trend of household consumption that remains strong in the local economy. On the whole, as of March 31, 2013 we were second-ranked in consumer loans by holding a 22.0%* market share.

•                Commercial loans that returned to an upward trend by recording a 5.8% YoY rise in balances. This revamping had mainly to do with commercial credits that grew 7.8% YoY and also with a 9.7% increment in leasing loans, which enabled us to offset the lower dynamism in other commercial products, such as factoring and foreign trade. Overall, as of March 31, 2013 we were at the top of the industry in commercial loans, with a 19.2%* market share.

As depicted in our last quarterly earnings release, our loan portfolio has turned retail-oriented, although we maintain our leading market position in commercial loans as a whole. Our Retail Banking segment includes SMEs, which have become increasingly important in our portfolio of commercial loans, turning from 17.0% share three years ago into 20.9% share in the 1Q13, while large companies have also gained share in the last 12 months, at a detriment to corporations. Similarly, on a YoY basis commercial loans granted by our Retail Banking segment grew 14.1% in the 1Q13 vis-à-vis an expansion of 4.0% recorded by commercial loans provided to wholesale customers for the same period.

The above is the result of our efforts intended to access less penetrated segments by setting innovative financial solutions and taking advantage of governmental policies that back these sorts of customers, which reduces the credit risk exposure associated with this segment.

Regarding our customer base, in the last twelve months we have added about 117,000 customers, which represents a 6.9% YoY increase. Worth mentioning are the 65,000 (+8.5% YoY) customers we added in personal banking and 45,000 (+5.4% YoY) that we attracted in consumer finance. As for SMEs, since the 1Q12 we have enlarged the customer base by 5,200 customers (7.9%).

Loan Portfolio

(In Billions of Ch$, except for %)

BCH’s Market Position

(Market Share as of March 31, 2013)

Loans	Mkt.Sh.*	12mChg.*	Position
Commercial	19.2%	(106)bp	#1
Mortgage	17.4%	+52 bp	#3
Consumer	22.0%	(22) bp	#2
Total Loans	19.1%	(55) bp	#1

*Adjusted by operations of subsidiaries abroad.

SMEs Getting Bigger

(Commercial Loans Portfolio Composition)

Customer Base

(In Thousands of Customers)

Banco de Chile:

Funding Structure

Based on the actions undertaken by our Treasury, our funding structure keeps highly competitive, which suitably supports our commercial strategy and the value offerings we provide to our customers.

In this regard, our competitive advantage relies on a well-gained market leading position in non-interest bearing liabilities and a funding diversification plan that we have intensively been executing since 2011 by taking advantage of our outstanding international credit ratings.

As for our non-interest bearing liabilities, in the 1Q13 we remained first-ranked in current accounts and demand deposits by holding a 23.5% market share (excluding operations of subsidiaries abroad) as of March 31, 2012. More importantly, as of the same date we remained as the undisputed market leader in current account balances hold by individuals with a market share of 31.0%.

The strength and consistency of our funding structure and policy become clear when we realize the evolution of our assets and liabilities. Actually, on a YoY basis our average interest earning assets recorded an 8.6% increase in the 1Q13, which favorably compares to the increment of 4.7% posted by our average interest bearing liabilities. Therefore, the growth of our interest earning assets has been mainly afforded by the annual expansion of 8.8% in our average balances of current accounts and demand deposits (net of clearance), as well as an enhanced capital base.

As a result, our ratio of interest earning assets to interest bearing liabilities increased from 1.47x as of March 31, 2012 to 1.52x as of March 31, 2013.

KEY QUARTERLY FIGURES

(In Billions of Ch$, except for %)

INTERNATIONAL RATINGS

(Long-Term Foreign Currency)

Banco de Chile:

Equity

Our equity base has recently been enhanced through the capital increase that we just completed. This capital enhancement was carried out by means of a successful equity offering of 3.939.489.442 Banco de Chile – T shares, as unveiled in our last quarterly earnings release. This process was completed on March 25, 2013 with the public auction of remaining stocks that were not subscribed during the two preemptive rights offering periods and allowed us to raise gross proceeds of Ch$253,414 million (US$537 million). Accordingly, the 21.4% (or Ch$378.5 billion) YoY increase in our equity was the result of:

•                  The above-mentioned capital increase of Ch$253.4 billion through an equity offering of Chile-T shares.

•                  The retention of Ch$86.2 billion with charge to our net distributable income of 2012, based on a payout ratio of 70% (once deducted the annual payment to the Central Bank equivalent to 100% of SAOS’ share in our economic rights plus the rights of SM-Chile A stocks).

•                 The capitalization of Ch$36.2 in order to reflect the effect of cumulative inflation on our shareholders’ equity.

As a result of the above, we significantly improved our capital adequacy ratios, which should enable us to address our expected business growth. Actually, as of March 31, 2013 we had a Tier I ratio of 10.1% that was 122 bp. above the figure as of March 31, 2012, whereas our BIS ratio was at 13.5% as of March 31, 2013, which is 3.5 percentage points above the regulatory threshold.

EQUITY & CAPITAL ADEQUACY

(In Billions of Ch$, except for %)

Equity	Mar-12	Mar-13	YoY Chg.

Capital & Reserves

Capital	1,510.0	1,849.4	22.5%
Reserves	177.6	213.8	20.4%
Other accounts	12.9	24.7	91.6%

Earnings

Retained Earnings	16.4	16.4	0.0%
Income for the Period	121.1	121.5	0.3%
Provisions for Min. Dividends	(71.4)	(80.7)	13.0%

Minority Interest

Minority Interest	0.0	0.0	0.0%
Total Equity	1,766.6	2,145.1	21.4%

Capital Adequacy Ratios	Mar-12	Mar-13	YoY Chg.

Shareholders Equity / Assets(1)	8.0%	9.0%	+96 bp
Tier I (Basic Capital) / Assets(1),(2)	6.9%	7.7%	+80 bp
Tier I (Basic Capital) / RWA(2),(3)	8.9%	10.1%	+122 bp
BIS (Total Capital / RWA)(3),(4)	12.7%	13.5%	+74 bp

(1) “Assets” refers to Bank’s Total Assets.

(2) “Basic Capital” consists of Bank’s paid-in capital, reserves and retained earnings, excluding capital attributable to subsidiaries and foreign branches.

(3) “RWA” stands for Risk-Weighted Assets.

(4) “Total Capital” refers to “Basic Capital” plus Bank’s supplementary capital.

Banco de Chile: Results by Business Segments

Retail Banking Segment

Our Retail Banking segment recorded income before income tax of Ch$65.3 billion in the 1Q13, which represents a 4.4% YoY increase as compared to the Ch$62.6 billion posted a year earlier. Within a scenario of controlled operating expenses, the increment in the bottom line was primarily explained by the following forces:

•                  A 3.8% YoY increase in operating revenues that was composed of:

o                A volume effect. In the 1Q13 the segment’s average loans went up 12.9%, fostered by (i) a 13.2% annual rise in average balances of commercial loans to SMEs, and (ii) consumer loans that remained dynamic by posting a 10.7% YoY increase in average balances, especially prompted by credit card average loans that increased 20.2% in the same period.

o                Average balances of current accounts and demand deposits that rose 11.4% YoY, which benefited the profitability of the segment’s interest earning assets.

o                The above permitted to more than offset the negative effect of lower UF variation in the segment’s UF net asset position.

•                  The increase in operating revenues enabled the segment to offset the 10.5% YoY rise in loan loss provisions, which has mainly been related to the effect of greater loan volumes and, particularly, due to our increasing penetration of the credit card market for individuals, which comprises higher credit risk.

KEY QUARTERLY FIGURES

Retail Banking	1Q12	1Q13	YoY Chg.

Loans to Customers (Billions of Ch$)
Commercial Loans	2,191.4	2,501.1	14.1%
Residential Mortgage Loans	3,798.6	4,326.7	13.9%
Consumer Loans	2,616.7	2,874.5	9.9%
Total Loans	8,606.7	9,702.3	12.7%

Profit and Loss Statement (Millions of Ch$)
Net Interest Income	163,398	172,476	5.6%
Net Fees and Commissions	44,333	44,757	1.0%
Other Operating Income	5,700	4,234	(25.7)%
Total Operating Revenues	213,431	221,467	3.8%
Provisions for Loan Losses	(46,935)	(51,878)	10.5%
Operating Expenses	(104,330)	(104,786)	0.4%
Other	385	472	22.6%
Income before income tax	62,551	65,275	4.4%

Notes: For purposes of comparison certain line items have been reclassified for the 1Q12.

Banco de Chile: Results by Business Segments

Wholesale Banking Segment

Our Wholesale Banking segment benefited from the dynamism shown by Large Companies (annual sales between Ch$1.6 billion and Ch$70.0 billion), based on a more positive business sentiment on the economy’s outlook. In this scenario, our Wholesale Banking segment posted a 17.1% YoY rise in income before income tax in the 1Q13, sustained by:

•                  Operating revenues that rose 3.5% YoY in the 1Q13, based on:

o                Segment’s average loans that grew 5.3% YoY (4.0% in period-end balances), due to average loans to Large Companies that rose 11.0% YoY, which joined to average loans to Corporations (annual sales above Ch$70.0 billion) that slid 1.2% YoY.

o                An 8.5% YoY rise in average current accounts and demand deposits, which benefited the segment’s cost of funding.

o                Lower UF variation that partly offset the upturns in loan volumes and cost of funding mentioned above.

o                Net fee income that went up by 14.2% YoY, mainly fostered by cash management services and credit-restructuring.

•                  A net decrease of Ch$2.7 billion in loan loss provisions, mainly as a result of an Ch$8.6 billion allowance release in the 1Q13, related to the upgrade in credit classification of a specific customer.

•                  A 10.2% YoY decrease in the segment’s operating expenses, which is mainly associated with lower allocated costs, particularly lower allocated contingency provisions in the 1Q13 vis-à-vis the 1Q12.

In addition, we continue to strengthen product innovation in the segment. In the 1Q13 we became the custodian bank in a GDN program for Chilean Treasury bonds conducted by Citibank, which will allow off-shore investors to trade Chilean Treasury Bonds for settlement in Euroclear, Clearstream and DTC.

KEY QUARTERLY FIGURES

Wholesale Banking	1Q12	1Q13	YoY Chg.
Loans to Customers (Billions of Ch$)
Commercial Loans	8,720.4	9,070.2	4.0%
Residential Mortgage Loans	8.8	8.1	(7.2)%
Consumer Loans	9.3	13.5	45.1%
Total Loans	8,738.5	9,091.8	4.0%

Profit and Loss Statement (Millions of Ch$)
Net Interest Income	66,135	66,249	0.2%
Net Fees and Commissions	8,812	10,066	14.2%
Other Operating Income	7,144	8,645	21.0%
Total Operating Revenues	82,091	84,960	3.5%
Provisions for Loan Losses	(441)	2,248	-
Operating Expenses	(31,150)	(27,963)	(10.2)%
Other	177	108	(39.0)%
Income before income tax	50,677	59,353	17.1%

 Notes: For purposes of comparison certain line items have been reclassified for the 1Q12.

Banco de Chile: Results by Business Segments

Treasury

The income before income tax of our Treasury scaled down by 70.0% from Ch$10.9 billion in the 1Q12 to Ch$3.3 billion in the 1Q13. This important reduction had primarily to do with unfavorable shifts in drivers of operating revenues that hit the income-generating capacity of this segment during the 1Q13. Hence, the segment’s quarterly performance mainly relied on:

•                  The impact of lower UF variation (1.07% in the 1Q12 vis-à-vis 0.13% in the 1Q13) on the accrual of our investment portfolio, which is highly composed of fixed-income securities indexed to inflation.

•                  Lower income from our portfolio of assets held for trading, principally due to the negative effect of decreasing market interest rates in the 1Q13, associated with our liability position in derivatives on the CLP yield curve, as compared to the upward trend in market interest rates in the 1Q12.

As for our investment portfolio, based on expectations of lower volatility in financial markets that should bring about a drop in risk premiums, we have continued to increase our stock of available-for-sale securities, posting a 17.9% YoY expansion in the 1Q13 as compared to a year earlier.

Also, worth noting is the decrease in our OCI from Ch$18.2 billion in the 1Q12 to Ch$7.2 billion in the 1Q13, which is principally explained by a significant decrease in risk premiums in the 1Q12 that benefited the mark-to-market of our foreign investment portfolio. This compares to a less aggressive decrease in interest rates during the 1Q13.

KEY QUARTERLY FIGURES

Treasury Division	1Q12	1Q13	YoY Chg.
Securities Portfolio (Billions of Ch$)
Trading Securities	73.8	118.2	60.1%
Available for Sale Instruments	1,359.1	1,602.8	17.9%
Securities Portfolio	1,432.9	1,721.0	20.1%

Profit and Loss Statement (Millions of Ch$)
Net Interest Income	10,337	1,395	(86.5)%
Net Fees and Commissions	(131)	(67)	(48.9)%
Other Operating Income	1,858	3,639	95.9%
Total Operating Revenues	12,064	4,967	(58.8)%
Provisions for Loan Losses	374	-	-
Operating Expenses	(1,511)	(1,693)	12.0%
Other	13	11	(15.4)%
Income before income tax	10,940	3,285	(70.0)%

O.C.I. (Millions of Ch$)
Net unrealized gains (losses) on Available for Sale Instrum.	18,163	7,197	(60.4)%

 Notes: For purposes of comparison certain line items have been reclassified for the 1Q12.

Banco de Chile: Results by Business Segments

Subsidiaries

In the 1Q13 our subsidiaries returned to an upward trend in income before income tax by recording a 4.8% YoY increase, from Ch$11.8 billion to Ch$12.4 billion in the 1Q13. The upturn in the bottom line had mainly to do with:

•                  A YoY increase of Ch$0.7 billion in net income attributable to our Insurance Brokerage subsidiary, which has been mainly fostered by a 20.9% YoY growth in average premiums written in the 1Q13 as compared to the 1Q12.

•                  Net income of our Factoring subsidiary that totaled Ch$2.6 billion in the 1Q13 as compared to the Ch$2.1 billion recorded a year earlier, which is mainly explained by the positive effect of a lower UF variation (1.07% in the 1Q12 as compared to 0.13% in the 1Q13) on the subsidiary’s cost of funding, as a result of the UF net liability position held by the company.

On the negative hand, the above factors were partly offset by:

•                  A YoY decline of Ch$0.9 billion in the net income of our Mutual Funds subsidiary. Despite the 2.3% YoY rise in AUM, the company continued to underperform last year figures as a result of: (i) portfolio rebalancing towards fixed-income due to an underperforming stock market, (ii) expectations on low inflation that reduce the yield of short-term securities, and (iii) preference for time deposits by investors with low risk appetite.

•                  A YoY decrease of Ch$0.2 billion in net income of our Stock Brokerage subsidiary, primarily owing to higher operating expenses in the 1Q13 as compared to the 1Q12, along with a still depressed business activity.

KEY QUARTERLY FIGURES

Subsidiaries	1Q12	1Q13	YoY Chg.
Securities Portfolio (Billions of Ch$)
Trading Securities	272.5	210.7	(22.7)%
Securities Portfolio	272.5	210.7	(22.7)%

Loans to Customers (Billions of Ch$)
Commercial Loans	409.5	406.8	(0.7)%
Total Loans	409.5	406.8	(0.7)%

Profit and Loss Statement (Millions of Ch$)
Net Interest Income	1,114	1,584	42.2%
Net Fees and Commissions	24,447	24,992	2.2%
Other Operating Income	7,423	9,621	29.6%
Total Operating Revenues	32,984	36,197	9.7%
Provisions for Loan Losses	52	(213)	-
Operating Expenses	(21,209)	(23,587)	11.2%
Other	15	17	13.3%
Income before income tax	11,842	12,414	4.8%

 Notes: For purposes of comparison certain line items have been reclassified for the 1Q12.

Banco de Chile:

Consolidated Statement of Income (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Q u a r t e r s						Y e a r E n d e d
	1Q12	4Q12	1Q13	1Q13	% Change		Mar-12	Mar-13	Mar-13	% Change
	MCh$	MCh$	MCh$	MUS$	1Q13/1Q12	1Q13/4Q12	MCh$	MCh$	MUS$	Mar-13/Mar-12

Interest revenue and expense
Interest revenue	434,426	478,809	397,542	842.9	(8.5)%	(17.0)%	434,426	397,542	842.9	(8.5)%
Interest expense	($190,071)	(210,655)	(153,082)	(324.6)	(19.5)%	(27.3)%	(190,071)	(153,082)	(324.6)	(19.5)%
Net interest income	244,355	268,154	244,460	518.3	0.0%	(8.8)%	244,355	244,460	518.3	0.0%
Fees and commissions
Income from fees and commissions	91,301	97,441	94,356	200.1	3.3%	(3.2)%	91,301	94,356	200.1	3.3%
Expenses from fees and commissions	(16,035)	(17,421)	(17,388)	(36.9)	8.4%	(0.2)%	(16,035)	(17,388)	(36.9)	8.4%
Net fees and commissions income	75,266	80,020	76,968	163.2	2.3%	(3.8)%	75,266	76,968	163.2	2.3%
Net Financial Operating Income	(1,779)	8,981	4,870	10.3	(373.7)	(45.8)%	(1,779)	4,870	10.3	(373.7)%
Foreign exchange transactions, net	12,241	10,307	9,960	21.1	(18.6)	(3.4)%	12,241	9,960	21.1	(18.6)%
Other operating income	7,637	5,720	7,892	16.7	3.3%	38.0%	7,637	7,892	16.7	3.3%
Total Operating Revenues	337,720	373,182	344,150	729.6	1.9%	(7.8)%	337,720	344,150	729.6	1.9%
Provisions for loan losses	(46,950)	(50,606)	(49,843)	(105.7)	6.2%	(1.5)%	(46,950)	(49,843)	(105.7)	6.2%
Operating revenues, net of provisions for loan losses	290,770	322,576	294,307	623.9	1.2%	(8.8)%	290,770	294,307	623.9	1.2%
Operating expenses
Personnel expenses	(75,204)	(80,433)	(77,932)	(165.2)	3.6%	(3.1)%	(75,204)	(77,932)	(165.2)	3.6%
Administrative expenses	(57,525)	(71,411)	(59,299)	(125.7)	3.1%	(17.0)%	(57,525)	(59,299)	(125.7)	3.1%
Depreciation and amortization	(7,720)	(7,690)	(7,201)	(15.3)	(6.7)	(6.4)%	(7,720)	(7,201)	(15.3)	(6.7)%
Impairments	0	(251)	(5)	0.0	0.0%	(98.0)%	0	(5)	0.0	0.0%
Other operating expenses	(14,901)	(2,577)	(10,151)	(21.5)	(31.9)%	293.9%	(14,901)	(10,151)	(21.5)	(31.9)%
Total operating expenses	(155,350)	(162,362)	(154,588)	(327.7)	(0.5)%	(4.8)%	(155,350)	(154,588)	(327.7)	(0.5)%
Net operating income	135,420	160,214	139,719	296.2	3.2%	(12.8)%	135,420	139,719	296.2	3.2%
Income attributable to affiliates	590	(1,086)	608	1.3	3.1%	(156.0)%	590	608	1.3	3.1%
Income before income tax	136,010	159,128	140,327	297.5	3.2%	(11.8)%	136,010	140,327	297.5	3.2%
Income tax	(14,849)	(21,188)	(18,857)	(40.0)	27.0%	(11.0)%	(14,849)	(18,857)	(40.0)	27.0%
Net Income for the period	121,161	137,940	121,470	257.5	0.3%	(11.9)%	121,161	121,470	257.5	0.3%
Non-Controlling interest	—	—	—	—	—	—	—	—	—	—
Net Income attributable to bank's owners	121,161	137,940	121,470	257.5	0.3%	(11.9)%	121,161	121,470	257.5	0.3%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$471.67 for US$1.00 as of March 31, 2013. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Banco de Chile:

Consolidated Balance Sheets (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

ASSETS	Mar-12	Dec-12	Mar-13	Mar-13	% Change
	MCh$	MCh$	MCh$	MUS$	Mar-13/Mar-12	Mar-13/Dec-12

Cash and due from banks	996,023	684,925	629,627	1,334.9	(36.8%)	(8.1%)
Transactions in the course of collection	546,454	396,611	478,296	1,014.0	(12.5%)	20.6%
Financial Assets held-for-trading	346,338	192,724	328,921	697.4	(5.0%)	70.7%
Receivables from repurchase agreements and security borrowings	40,050	35,100	44,816	95.0	11.9%	27.7%
Derivate instruments	375,169	329,497	334,163	708.5	(10.9%)	1.4%
Loans and advances to Banks	299,377	1,343,322	966,762	2,049.7	222.9%	(28.0%)

Loans to customers, net
Commercial loans	11,321,326	11,731,584	11,978,131	25,395.2	5.8%	2.1%
Residential mortgage loans	3,807,412	4,198,667	4,334,832	9,190.4	13.9%	3.2%
Consumer loans	2,626,001	2,831,514	2,887,975	6,122.8	10.0%	2.0%
Loans to customers	17,754,739	18,761,765	19,200,938	40,708.4	8.1%	2.3%
Allowances for loan losses	(397,449)	(427,435)	(438,500)	(929.7)	10.3%	2.6%
Total loans to customers, net	17,357,290	18,334,330	18,762,438	39,778.7	8.1%	2.3%

Financial Assets Available-for-Sale	1,359,057	1,264,440	1,602,820	3,398.2	17.9%	26.8%
Financial Assets Held-to-maturity	-	-	-	-	-	-

Investments in other companies	15,880	13,933	14,247	30.2	(10.3%)	2.3%
Intangible assets	35,216	34,290	33,019	70.0	(6.2%)	(3.7%)
Property and Equipment	209,188	205,189	203,495	431.4	(2.7%)	(0.8%)

Current tax assets	2,197	2,684	3,153	6.7	43.5%	17.5%
Deferred tax assets	112,394	127,143	124,618	264.2	10.9%	(2.0%)
Other assets	261,008	296,878	299,371	634.7	14.7%	0.8%

Total Assets	21,955,641	23,261,066	23,825,746	50,513.6	8.5%	2.4%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$471.67 for US$1.00 as of March 31, 2013. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Banco de Chile:

Consolidated Balance Sheets (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

LIABILITIES & EQUITY	Mar-12	Dec-12	Mar-13	Mar-13	% Change
	MCh$	MCh$	MCh$	MUS$	Mar-13/Mar-12	Mar-13/Dec-12

Liabilities
Current accounts and other demand deposits	5,155,775	5,470,971	5,455,183	11,565.7	5.8%	(0.3) %
Transactions in the course of payment	349,718	159,218	317,569	673.3	(9.2) %	99.5%
Payables from repurchase agreements and security lending	301,456	226,396	329,557	698.7	9.3%	45.6%
Saving accounts and time deposits	9,140,305	9,612,950	9,831,738	20,844.5	7.6%	2.3%
Derivate instruments	393,669	380,322	367,884	780.0	(6.5) %	(3.3) %
Borrowings from financial institutions	1,698,913	1,108,681	1,184,869	2,512.1	(30.3) %	6.9%
Debt issued	2,499,397	3,273,933	3,462,679	7,341.3	38.5%	5.8%
Other financial obligations	146,950	162,123	150,245	318.5	2.2%	(7.3) %
Current tax liabilities	7,442	25,880	26,455	56.1	255.5%	2.2%
Deferred tax liabilities	23,722	27,630	31,656	67.1	33.4%	14.6%
Provisions	258,396	504,837	270,370	573.2	4.6%	(46.4) %
Other liabilities	213,311	301,066	252,459	535.2	18.4%	(16.1) %

Total liabilities	20,189,054	21,254,007	21,680,664	45,965.7	7.4%	2.0%

Equity
Belong to the Bank’s Owners
Capital	1,509,994	1,629,078	1,849,433	3,921.0	22.5%	13.5%
Reserves	177,574	177,574	213,767	453.2	20.4%	20.4%
Other comprehensive income	12,883	18,935	24,690	52.5	91.6%	30.4%
Retained earnings
Retained earnings from previous periods	16,379	16,379	16,379	34.7	-	-
Income for the period	121,161	465,850	121,470	257.5	0.3%	(73.9) %
Provisions for minimum dividends	(71,405)	(300,759)	(80,658)	(171.0)	13.0%	(73.2) %

Non-Controlling Interest	1	2	1	-	-	(50.0) %

Total equity	1,766,587	2,007,059	2,145,082	4,547.9	21.4%	6.9%

Total Liabilities & Equity	21,955,641	23,261,066	23,825,746	50,513.6	8.5%	2.4%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$471.67 for US$1.00 as of March 31, 2013. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Banco de Chile:

Selected Financial Information (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

Key Performance Ratios	Q u a r t e r s			Y e a r E n d e d
	1Q12	4Q12	1Q13	Mar-12	Dec-12	Mar-13
Earnings per Share (1)
Net income per Share (Ch$)	1.39	1.57	1.32	1.39	5.29	1.32
Net income per ADS (Ch$)	836.15	940.10	792.39	836.15	3,174.89	792.39
Net income per ADS (US$) (2)	1.71	1.96	1.68	1.71	6.62	1.68
Book value per Share (Ch$)	20.32	22.80	23.32	20.32	22.80	23.32
Shares outstanding (Millions)	86,943	88,038	91,977	86,943	88,038	91,977
Profitability Ratios (3)(4)
Net Interest Margin	4.89%	5.09%	4.50%	4.89%	4.62%	4.50%
Net Financial Margin	5.10%	5.45%	4.78%	5.10%	4.91%	4.78%
Fees and commissions / Avg. Interest Earnings Assets	1.51%	1.52%	1.42%	1.51%	1.49%	1.42%
Operating Revenues / Avg. Interest Earnings Assets	6.76%	7.08%	6.34%	6.76%	6.51%	6.34%
Return on Average Total Assets	2.22%	2.44%	2.09%	2.22%	2.08%	2.09%
Return on Average Equity (5)	24.34%	25.78%	20.25%	24.34%	23.22%	20.25%
Capital Ratios
Equity / Total Assets	8.05%	8.63%	9.00%	8.05%	8.63%	9.00%
Tier I (Basic Capital) / Total Assets	6.88%	7.33%	7.68%	6.88%	7.33%	7.68%
Tier I (Basic Capital) / Risk-Wighted Assets	8.88%	9.69%	10.10%	8.88%	9.69%	10.10%
Total Capital / Risk- Weighted Assets	12.73%	13.22%	13.46%	12.73%	13.22%	13.46%
Credit Quality Ratios
Total Past Due / Total Loans to Customers	1.15%	0.97%	1.06%	1.15%	0.97%	1.06%
Allowance for Loan Losses / Total Past Due	195.02%	235.03%	215.36%	195.02%	235.03%	215.36%
Impaired Loans / Total Loans to Customers	2.96%	3.26%	3.27%	2.96%	3.26%	3.27%
Allowance for Loan Losses / Impaired Loans	75.56%	69.92%	69.89%	75.56%	69.92%	69.89%
Allowance for Loans Losses / Total Loans to Customers	2.24%	2.28%	2.28%	2.24%	2.28%	2.28%
Provision for Loan Losses / Avg. Loans to customers (4)	1.08%	1.09%	1.05%	1.08%	1.04%	1.05%
Operating and Productivity Ratios
Operating Expenses / Operating Revenues	46.00%	43.51%	44.92%	46.00%	47.23%	44.92%
Operating Expenses / Average Total Assets (3) (4)	2.85%	2.87%	2.66%	2.85%	2.84%	2.66%
Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	19,991,682	21,085,461	21,712,818	19,991,682	20,627,817	21,712,818
Avg. Assets (million Ch$)	21,817,857	22,654,971	23,245,195	21,817,857	22,343,333	23,245,195
Avg. Equity (million Ch$)	1,738,818	1,857,737	2,111,143	1,738,818	1,797,806	2,111,143
Avg. Adjusted Shareholders Equity (million Ch$) (6)	1,991,285	2,140,200	2,399,197	1,991,285	2,005,956	2,399,197
Avg. Loans to customers (million Ch$)	17,404,147	18,511,465	18,948,586	17,404,147	18,052,920	18,948,586
Avg. Interest Bearing Liabilities (million Ch$)	13,620,391	14,203,636	14,263,355	13,620,391	14,013,935	14,263,355
Risk-Weighted Assets (Million Ch$)	19,903,016	20,709,524	21,239,873	19,903,016	20,709,524	21,239,873
Additional Data
Exchange rate (Ch$)	488.35	479.47	471.67	488.35	479.47	471.67
Employees (#)	14,114	14,581	14,579	14,114	14,581	14,579
Notes

(1) Figures are expressed in nominal Chilean pesos.

(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3) Ratios consider daily average balances.

(4) Annualized data.

(5) ROAE excludes provisions for minimum dividends.

(6) Adjusted by provisions for minimum dividends.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$471.67 for US$1.00 as of March 31, 2013. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Appendix

Summary of Differences between Chilean GAAP and IFRS

The most significant differences are as follows:

•                  Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized.

•                 Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognized.

•                  Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless impaired.

•                  Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 70% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

Forward-Looking Information

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•    changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•    changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•    unexpected developments in certain existing litigation;

•    increased costs;

•    unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Mr. Pablo Mejía Head of Investor Relations Banco de Chile Phone Nr. (56-2) 2653.3554 Email: pmejiar@bancochile.cl	Mr. Rolando Arias Research & Planning Manager Banco de Chile Phone Nr. (56-2) 2653.3535 Email: rarias@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2013

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Q.
CEO